Sibanye Gold Limited trading as Sibanye-Stillwater

Reg. 2002/031431/06

Registered and Business Address:

Libanon Business Park

1 Hospital Street • (Off Cedar Ave)

Libanon • Westonaria • 1780

Postal Address:

Private Bag X5 • Westonaria • 1780

Tel +27 11 278 9600 • Fax +27 11 278 9863

Rufus Decker

Accounting Branch Chief

Office of Beverages, Apparel and Mining

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549 — 7010

United States of America

October 23, 2017

By EDGAR

Dear Mr. Decker,

Re:                           Sibanye Gold Limited

Form 20-F for the year ended December 31, 2016

Filed on April 7, 2017

File No. 001-35785

Sibanye Gold Limited (the “Company”) received a comment letter from the staff of the United States Securities and Exchange Commission (the “Staff”) dated October 13, 2017 (the “Comment Letter”) related to our Annual Report on Form 20-F for the fiscal year ended December 31, 2016.

The Company respectfully requests an extension of an additional ten business days to respond to the Comment Letter in order to permit sufficient time for an internal review of its responses at the appropriate level of the Company. The Company hereby submits such request and confirms that it will respond to the comment of the Staff set forth in the Comment Letter on or before November 13, 2017.

Thank you for your consideration related to the Comment Letter and please do not hesitate to contact me at +27 11 278 9699 or charl.keyter@sibanyestillwater.com with any questions.

Sincerely

/s/ Charl Keyter
Charl Keyter
Group Chief Financial Officer
Sibanye Gold Limited

cc:	Alicia Brink, Sibanye Gold Limited
Gerhard Van Vuuren, Sibanye Gold Limited
Thomas B. Shropshire, Jr., Linklaters LLP
Jacques Erasmus, KPMG

www.sibanyestillwater.com

Directors: Sello Moloko* (Chairman) Neal Froneman (CEO) Charl Keyter (CFO) Timothy Cumming* Savannah Danson* Barry Davison* Rick Menell* Nkosemntu Nika* Keith Rayner* Sue van der Merwe* Jerry Vilakazi* Cain Farrel (Corporate Secretary) (*Non-Executive)

Vat No.  473 020 9410